

May 8, 2014

Via E-mail
Denis K. Isono
Executive Vice President and Chief Financial Officer
Central Pacific Financial Corp.
220 South King Street
Honolulu, HI 96813

> **Re:** **Central Pacific Financial Corp.**
> **Form 10-K for Fiscal Period Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-31567**

Dear Mr. Isono:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Critical Accounting Policies and Use of Estimates

Allowance for Loan and Lease Losses, page 34

1. Please tell us and revise future filings to provide a detailed discussion of which loans you evaluate for impairment on an individual basis under ASC 310-10 and which loans you evaluate for impairment on a pool or homogeneous basis under ASC 450-20. Please be specific, addressing each major loan category. Include applicable quantitative thresholds, methodologies used (e.g., discounted cash flows, collateral values) and other criteria that you apply as well as a discussion of the surrounding uncertainties of each methodology.

Goodwill and other Intangibles Assets, page 36

2. Please tell us and revise future filings to disclose how you validate the values assigned to loan servicing assets determined by a third party and clarify the sources of the market value assumptions used to value them at each reporting period (i.e., third party or internally obtained).

Net Interest Margin, page 41

3. Please tell us and revise future filings to discuss the factors contributing to the slowing of premium amortization on your mortgage backed securities, including quantification of it on your net interest margin in the periods presented.

Loan Portfolio, page 45

4. Please tell us and revise in future filings to provide expanded discussions of your loan underwriting policies and procedures. For instance, discuss criteria in addition to loan to value ratios applied to your loans, such as FICO scores, etc.

5. Please tell us and revise future filings to discuss the nature of your loan products by loan category, to include fixed rate loans and variable rate loans. For variable rate loans, disclose whether borrowers are qualified at the fully indexed interest rate and, if not, how you evaluate the risks associated with these loans in the underwriting process.

6. Please tell us and revise future filings to clarify whether or not your loan portfolio includes any non-conforming loans such as hybrid loans, interest only loans, etc. and, if applicable, how they are underwritten.

7. Given the different credit characteristics of home equity lines of credit (HELOC) and home equity loans from first lien mortgages, please tell us and revise future filings to provide a separate discussion of the underwriting policies and procedures for them, including whether they are amortizing or balloon, the percentage of them for which you own the first lien and how you monitor credit risk on those for which the first lien is owned by others.

8. Please tell us and revise future filings to provide disaggregated disclose of your HELCO's and home equity loans from your residential real estate loans in the table presented on page 45 and elsewhere, as applicable. The current disclosure that these loans are approximately 14% of your residential real estate does not appear to enable reader to understand the changes in this loan segment between periods.

Maturities and Sensitivities of Loans to Changes in Interest Rates, page 49

9. Please tell us and revise the tabular presentation in this section in future filings to incorporate your entire loan portfolio.

Provision and Allowance for Loan and Lease Losses, page 50

10. You disclose on page 52 that you made certain enhancements to your methodologies in 2010 and that you did not make any material enhancements in 2011 through 2013. Please tell us and revise future filings to provide a detailed discussion of how you develop the historical loss experience used to determine the allowance for loan losses. In your response, please fully explain how the 2010 enhancements and the lack of subsequent enhancements contributed to your determination that your allowance for loan losses were appropriate for the periods presented.

11. Please tell us and revise future filings to provide a more detailed discussion of the changes in your credit quality between periods since your methodology does not appear to capture the apparent improvement in credit quality in your loan portfolio, resulting in a net credit to the loan loss provision in each period presented for the last three fiscal years and an increase in the allowance for loan and lease losses as a percentage of non-accrual loans and nonperforming assets including loans held for sale which ranged from 79% at December 31, 2010 to 201.55% at December 31, 2013. Please also tell us and revise future filings to discuss the basis for including loans held for sale in your presentations of the allowance for loan losses. Finally, please tell us why you believe your allowance for loan losses was directionally consistent considering noted asset quality improvements and why you believe your allowance for loan losses were appropriate for these periods.

12. Noting your reference to the segmentation guidance in ASC 310-10, please tell us and revise future filings to provide qualitative and quantitative disclosures of how you apply that guidance.

Financial Statements and Supplementary Data, beginning on page 66

13. You disclose a material weakness in your internal controls over financial reporting in the report issued by your independent accountant and the related disclosures in management's report on internal control over financial control. Please tell us and revise future filings to disclose specifically when and how the material weakness was identified and to more specifically describe its effect on the determination of the allowance for loan and lease losses, both qualitatively and quantitatively. Discuss whether the related input data was tested for effectiveness in periods prior to the identification of the material weakness; and, if so, what changed in the period the material weakness was identified. Your discussion should clarify how you determined earlier periods were not affected by the material internal control weakness.

Note 5. Loans and Leases, page 83

14. Please tell us and revise future filings to include the discussion of risk characteristics relevant to each portfolio segment required by ASC 310-10-50-11(B).

Note 26. Parent Company and Regulatory Restrictions
Condensed Statements of Cash Flows, page 121

15. You commenced paying cash dividends to common shareholders this past year. However, the sources of cash flows used to pay these dividends is not clear since the line item Other, net accounts for a significant percentage of your net cash provided by (used in) operating activities over the last three years. Please tell us and consider disclosing, the nature and amount of the transactions included in the Other, net line item.

   Please also tell us and revise the liquidity disclosures of the holding company in the liquidity section of Management's Discussion and Analysis to describe the significant drivers of operating, investing and financing cash flows and the reasons for the material variations in these cash flows over the last three years.

Definitive Proxy Statement on Schedule 14A

Summary Compensation, page 46

16. We note that the total compensation earned by each of the named executive officers in 2013 was significantly less than the compensation earned in 2012. The Compensation Discussion and Analysis does not appear to address this material difference. Please advise.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202)551-3454 or Mark Webb at (202)551-3698 with any other questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief